SEC
Mail Processing
Section
FEB 27 2018
Washington DC
415

18006434

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66675

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Middle Market Transactions, Inc.

OFFICIAL USE ONLY
133062
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

158 W. Prairie Ave. Suite 108
(No. and Street)

Decatur (City) IL (State) 62523 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick C. Nolan 217-429-02022
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kerber, Eck & Braeckel LLP
(Name – *if individual, state last, first, middle name*)

3200 Robbins Road, Ste. 200A (Address) Springfield (City) IL (State) 62704 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick C. Nolan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Middle Market Transactions, Inc., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
BARBARA J NOON
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires October 14, 2020

Patrick C. Nolan
Signature

Chairman & CCO
Title

Barbara J Noon
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Middle Market Transactions, Inc.

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

12/31/17

Contents

Report of Independent Registered Public Accounting Firm 3

Financial Statements ....

Statement of Financial Condition 5

Statement of Income 6

Statement of Changes in Ownership Equity 7

Statement of Cash Flows 8

Notes to Financial Statements 9

Supplementary Schedules Pursuant to SEA Rule 17a-5

Computation of Aggregate Indebtedness and Net Capital 11

Kerber, Eck & Braeckel LLP

CPAs and
Management Consultants
3200 Robbins Road
Suite 200A
Springfield, IL 62704-6525
ph 217.789.0960
fax 217.789.2822
www.kebcpa.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Middle Market Transactions, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Middle Market Transactions, Inc. (an Illinois corporation) as of December 31, 2017, and the related statements of income, changes in ownership equity, and cash flows for the year then ended, and the related notes and supplemental schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Middle Market Transactions, Inc. (the Company) as of December 31, 2017, and the results of its operations and its cash flows for the year ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Supplemental Schedules have been subjected to audit procedures performed in conjunction with the audit of Middle Market Transactions, Inc.'s financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Kerber, Eck & Braeckel LLP

We have served as the Middle Market Transactions, Inc.'s auditor since 2017.

Springfield, Illinois
February 22, 2018

Middle Market Transactions, Inc.
Statement of Financial Condition
12/31/17

ASSETS

Cash	$ 219,752
Prepaid Expenses	$ 2,400
TOTAL ASSETS	**$ 222,152**

LIABILITIES & EQUITY

LIABILITIES	
Accrued Expenses	$ 14,773
TOTAL LIABILITIES	**$ 14,773**
EQUITY	
Common stock, 1,000 authorized, issued and outstanding	$ 1,000
Additional paid in capital	$ 42,489
Retained Earnings	$ 163,890
TOTAL EQUITY	$ 207,379
TOTAL LIABILITIES & EQUITY	**$ 222,152**

The accompanying notes are an integral part of this financial statement.

Middle Market Transactions, Inc.
Statement of Income
For the year ended 12/31/17

Income	
Broker Fees	$ 996,962
Total Income	$ 996,962
Expense	
Bank Fees	$ 7
Technology and Communications Expense	$ 75
Consulting Fees	$ 99,696
Insurance Expense	$ 878
Licenses & Fees	$ 150
Professional Fees	$ 3,525
Regulatory Fees	$ 3,810
Occupancy	$ 3,600
Total Expense	$ 111,741
Income before taxes	**$ 885,221**
Illinois Personal Property Replacement Tax	$ 14,629
Net Income	**$ 870,592**

The accompanying notes are an integral part of this financial statement.

Middle Market Transactions, Inc.
Statement of Changes in Ownership Equity
For the year ended 12/31/17

	Common Stock		Paid-in-Capital		Retained Earnings	Total Ownership Equity
	Shares	Amount	Shares	Amount	Amount	Amount
Balance at January 1, 2017	1,000	$1,000	1,000	$73,889	$166,737	$241,626
Net Income	-	-	-	-	$870,592	$870,592
Reclassification				($31,400)	$31,400	-
Dividends	-	-	-	-	($904,839)	($904,839)
Balance at December 31, 2017	1,000	$1,000	1,000	$42,489	$163,890	$207,379

The accompanying notes are an integral part of this financial statement.

Middle Market Transactions, Inc.
Statement of Cash Flows
For the year ended 12/31/17

OPERATING ACTIVITIES		
Reconciliation of net income to net cash provided by operating activities		
Net Income	$	870,592
Increase in Accrued Expenses	$	14,773
Net cash provided by Operating Activities	$	885,365
INVESTING ACTIVITIES		
Increases in Prepaid Finra Fees	$	(2,400)
Net cash used in by Operating Activities	$	(2,400)
FINANCING ACTIVITIES		
Dividends Paid	$	(904,839)
Net cash used in by Operating Activities	$	(904,839)
Net cash decrease for period	$	(21,874)
Cash at beginning of period	$	241,626
Cash at end of period	**$**	**219,752**

The accompanying notes are an integral part of this financial statement.

Middle Market Transactions, Inc.
Notes to Financial Statements
12/31/17

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Middle Market Transactions, Inc. (the Company) was incorporated in the State of Illinois effective August 11, 2004 and subsequently elected "S" Corporation status for federal income tax purposes. The Company has adopted a calendar year.

Description of Business

The Company, located in Decatur, Illinois, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(i), which provides that the company maintain a Special Account for the Benefit of Customers. Middle Market Transactions, Inc. offers merger and acquisition services to sellers and buyers of privately held middle market companies.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

Commission revenues are recorded by the Company on the transaction date reported by the escrow agent through submitted closing agreements.

Income taxes

Effective August 11, 2004, the Company elected "S" corporation status for federal income tax purposes. Under "S" corporation regulations, net income or loss is reportable for tax purposes by the shareholders. Accordingly, no federal income taxes are included in the accompanying financial statements.

Middle Market Transactions, Inc.
Notes to Financial Statements
12/31/17

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts. Accordingly, actual results could differ from those estimates.

Subsequent Events

Management has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 22, 2018, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1.

At December 31, 2017, the Company had net capital of $204,979 which was $199,979 in excess of its minimum required net capital of $5,000.

NOTE C - RELATED PARTY TRANSACTION

The Company has a sublease and administrative service agreement with a company with common ownership (related party). The agreement may be terminated by either party as of the end of any month.

Under the agreement, the company will pay the related party, on a monthly basis, $150 to sublease office space, $150 for administrative services and reimburse it for expenses paid on the Company's behalf. The total of said expenses for the year was $3,600.00.

The company also has a transaction process support fee agreement with Nolan & Associates, Ltd. The agreement requires a payment of 10% of all success fees received by the Company to Nolan & Associates, Ltd. For the year ended December 31, 2017, these fees totaled $99,696.

Middle Market Transactions, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
12/31/17

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness		$ 14,773
Percentage of Aggregate Indebtedness to Net Capital		7.21%

Computation of Net Capital

Stockholder's Equity		$ 207,379
Non-Allowable Assets		
Prepaid Expenses	$ 2,400	
0	0	
0	0	
Total Non-Allowable Assets	$ 2,400	
Net Allowable Capital		$ 204,979

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 0
Minimum Dollar Net capital Requirement of Reporting Broker-Dealer	5,000
Net Capital Requirement	5,000
Excess Net Capital	$199,979

There are no significant differences between the computation above and the computation filed with the December 31, 2017 Focus IIA.

Middle Market Transaction, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended 12/31/2017

Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

MIDDLE MARKET
TRANSACTIONS, INC.
Member NASD/SIPC

January 24, 2018

Mr. Phil Capps
3200 Robbins Road
Suite 200A
Springfield, IL 62704-6525

RE: Exemption Statement Rule 15c3-3 (k) (2) (i) for FYE December 31, 2017

Dear Mr. Capps,

Please be advised that Middle Market Transactions, Inc. has complied with Exemption Rule 15c3-3 (k) (2) (i), for the period of January 1, 2017 through December 31, 2017. Middle Market Transactions, Inc. did not hold customer securities or funds at any time during this period and does business on a limited basis (publicly registered non-trades REITS, and oil & gas partnerships). Middle Market Transactions, Inc.'s past business has been of similar nature and has complied to this exemption since its inception, April 18, 2005.

Patrick C. Nolan, the Chairman of Middle Market Transactions, Inc. has made available to Kerber, Eck & Braeckel, LLP all records and information including all communications from regulatory agencies received through the date of this review December 31, 2017.

Patrick C. Nolan has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any known events or other factors that might have affected Middle Market Transactions, Inc.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (217) 429-0202.

Very truly yours,

Middle Market Transactions, Inc.

Patrick C. Nolan

Patrick C. Nolan
Chairman & Chief Compliance Officer

MIDDLE MARKET TRANSACTIONS, INC.

EXEMPTION REPORT AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

December 31, 2017

KEB
Kerber, Eck & Braeckel LLP

CPAs and
Management Consultants
3200 Robbins Road
Suite 200A
Springfield, IL 62704-6525
ph 217.789.0960
fax 217.789.2822
www.kebcpa.com

Report of Independent Registered Public Accounting Firm

To Pat C. Nolan, Chairman
Middle Market Transactions, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Middle Market Transactions, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Springfield, Illinois
February 22, 2018

MIDDLE MARKET
TRANSACTIONS, INC.
Member FINRA/SIPC
'Stock Sale' transfer of middle market businesses

February 26, 2018

PERSONAL & CONFIDENTIAL Via UPS Overnight

Carol Y. Charnock
Regulation Specialist
Securities & Exchange Commission
Division of Trading & Markets
100 F St., NE, Mail Stop 7010
Washington, DC 20549

Re: Accountant's Report and Financial Statements 2017
Middle Market Transactions, Inc. (MMTI)
Firm CRD #133062

Dear Carol:

Please find enclosed your copy of MMTI's audited financial statements including the Oath or Affirmation which I have signed in the presence of a Notary, for the year ended December 31, 2017.

Thank you.

MIDDLE MARKET TRANSACTIONS, INC.

Patrick C. Nolan

Patrick C. Nolan
Chairman / CCO
Middle Market Transactions, Inc.
217-429-0202
CRD #133062
Enclosures